Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Yum! Brands, Inc. (YUM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Yum! Brands, Inc. (YUM)
Vote Yes: Item #5 – Shareholder Proposal Regarding Issuance of a Report on Efforts to Reduce Plastics Use through Exploration of Reusable Packaging

Annual Meeting: May 18, 2023

CONTACT: Kelly McBee |kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the YUM! Brands Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company will reduce its plastics use by shifting away from single-use packaging in alignment with the findings of the Pew Report, or other authoritative sources, to feasibly reduce ocean pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;

•	Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and

•	Describe how YUM! Brands can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in use of virgin plastic.

2023 Proxy Memo Yum! Brands, Inc.| Report on Opportunities to Shift Towards Reusable Packaging

SUMMARY

The growing plastic pollution crisis poses increasing risks to YUM! Brands (“YUM”). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy increasingly adopted around the globe.1

Pew Charitable Trusts released a groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluding that improved recycling is insufficient to stem the plastic tide – it must be coupled with reductions in use, materials redesign, and substitution. The Pew Report concludes that at least one-third of plastic use can be reduced and that reduction is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.2

Governments around the world are increasingly taxing corporations for single-use packaging, including new laws in Maine, Oregon, Colorado, and California.3 The European Union has banned ten single-use plastic products commonly found in ocean cleanups and imposed a tax on non-recycled plastic packaging waste.

YUM is part of a wasteful “to go” packaging culture, contributing to plastic pollution of land and water. Our Company does not report on the number of packaging items it distributes, but as one of the world’s largest quick-service restaurants, millions of packaging units with our brand logos enter the environment or landfills every year.

Competitor Starbucks is actively embracing reusable packaging with new global reusable container goals, including a Borrow-A-Cup program and the facilitation of reusable mugs at all stores and drive-throughs by 2023, which could reduce plastic use by thousands of tons.4

The Coca-Cola Company has committed to the largest reusable packaging goal to date, pledging to sell 25% of product by volume in reusables by 2030.5 PepsiCo recently announced a goal committing to sell 20% of beverage servings in reusables by 2030.6 Our Company has a goal to reduce virgin plastic and some reusables pilots, but the gravity of the situation requires us to go further and reduce overall plastic use, not just virgin plastic, while shifting permanently away from single-use packaging and towards reusables.

RATIONALE FOR A YES VOTE

1.	YUM does not provide shareholders with sufficient information on whether and how it will reduce its plastic pollution through exploration of reusables, exposing the Company to financial, regulatory, and reputational risk.

2.	YUM has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

3.	YUM lags peers in transitioning away from disposable packaging.

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

3 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

4 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

5 https://www.coca-colacompany.com/news/coca-cola-announces-industry-leading-target-for-reusable-packaging

6 https://www.prnewswire.com/news-releases/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packaging-options-301692662.html

2023 Proxy Memo Yum! Brands, Inc.| Report on Opportunities to Shift Towards Reusable Packaging

DISCUSSION

1.	YUM does not provide shareholders with sufficient information on whether and how it will reduce its plastic pollution through exploration of reusables, exposing the Company to financial, regulatory, and reputational risk.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its numerous negative effects on human and environmental health.
Global leaders from 193 United Nations Member States are in the process of negotiating a global treaty to end plastic pollution that could mandate legally binding plastic use reductions and transitions away from disposable packaging and towards reusables.7 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.8 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.9

Nearly 70 extended producer responsibility (“EPR”) laws for packaging have been enacted in countries and jurisdictions around the world, a system whereby producers hold all or a majority of financial responsibility for managing disposable packaging at its end of life.10 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue as expected to require them to cover the waste management costs of the packaging they produce.11 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.12

A component of many EPR laws is the transition from disposable to reusable packaging. A new law in Germany requires every business offering to-go purchases to provide reusable containers,13 while a newly enacted law in France bans on-site disposable packaging at restaurants all together, building a fully reusable quick-service restaurant infrastructure.14

YUM operates with reusable packaging in Germany and France, yet it has not shared with investors any plans to establish reusable packaging in the United States, despite the uptick in EPR legislation in the U.S. taxing corporations for single-use packaging.

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7 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

8 https://www.plasticpollutiontreaty.org/

9 https://ellenmacarthurfoundation.org/the-plastics-pact-network

10 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

11 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

12 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

13 https://www.mondaq.com/germany/food-and-drugs-law/1272810/new-obligations-for-take-away-food-as-of-the-beginning-of-the-year

14 https://www.ecologie.gouv.fr/sites/default/files/en_DP%20PJL.pdf

2023 Proxy Memo Yum! Brands, Inc.| Report on Opportunities to Shift Towards Reusable Packaging

2.	YUM has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

In 2020, The Pew Charitable Trusts and Sytemiq released a groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluding that the reduction of plastic waste – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.15

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one third while embracing reusable packaging. YUM has a virgin plastic reduction goal of 10% and some reusable packaging pilots, falling far short of both recommendations.

YUM is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (“Global Commitment”.) Hundreds of participating companies have adopted goals under the Global Commitment in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to transition to package-free and refillable formats. The latest signatory report highlights that in order to take sufficient action to combat plastic pollution every company must establish a plan to develop and expand reusable packaging.16 YUM has no plan to explore if nor how its reusable packaging pilots could be leveraged into wide-scale and permanent alternatives to disposable packaging.

3.	YUM lags peers in transitioning away from disposable packaging.

Competitor McDonald’s announced in March 2023 its commitment to evaluate and report on the opportunities and risks posed by switching to reusable packaging, including its impacts related to single-use plastic and other single-use packaging and the environment.18

McDonald’s agreed to include in its report how it is influenced by the Pew Report, including its recommendations to reduce growth in plastic use by at least one third through reuse, redesign, and replacement. The McDonald’s report, anticipated in Q2 2024, may include possible new actions and potential goal frameworks for McDonald’s on reusables. 17

Starbucks is actively embracing reusable packaging with new global reusable container goals, including a Borrow-A-Cup program and the facilitation of reusable mugs at all stores and drive-throughs by 2023, which could reduce plastic use by thousands of tons.18

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15 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

16 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

17 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging

18 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

2023 Proxy Memo Yum! Brands, Inc.| Report on Opportunities to Shift Towards Reusable Packaging

The Coca-Cola Company has committed to the largest reusable packaging goal to date, pledging to sell 25% of product by volume in reusables by 2030.19 PepsiCo recently announced a goal to sell 20% of beverage servings in reusables by 2030.20

YUM has a goal to reduce virgin plastic use, but no commitment to investigate reusable packaging as a means of achieving this goal, nor shift permanently away from single-use packaging and towards reusables. YUM received the lowest grade of “F” in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (“Plastic Scorecard”) ranking 50 of the largest public-facing consumer goods companies across 44 metrics to prevent plastic packaging pollution.

RESPONSE TO YUM! BRANDS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the Company’s opposition statement, YUM determines that its time and resources would be, “better used to support our global citizenship and sustainability strategy and the execution of existing goals and commitments,” yet also acknowledges that “Packaging continues to be a high priority area within our global citizenship and sustainability strategy,” and “one of the top material ESG topics for the Company.” In order for YUM to fully achieve its global citizenship and sustainability strategy, the company can cost-effectively explore if or how its reusable packaging pilots could be leveraged into wide-scale and permanent alternatives to disposable packaging.

As seen in commitments by McDonald's, Starbucks, and others in the Plastic Scorecard, YUM's existing efforts to expand its use of reusable packaging are underperforming. A critical element in meeting its virgin plastic reduction goal will be investigation of reusable packaging. Our Company should commit to exploring this promising and circular packaging alternative, as outlined in the Global Commitment and the Pew Report.

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking YUM to publish a report on opportunities to reduce plastic use by exploring reusable packaging. YUM has failed to sufficiently evaluate opportunities to ramp up use of reusable packaging to mitigate its contributions to ocean plastic pollution, meet its sustainability goals, and maintain its global competitiveness. The Company has fallen behind peers like McDonald’s and Starbucks in committing to research opportunities to integrate reusable packaging and is increasingly being identified by consumers and shareholders as a significant contributor to plastic pollution, as seen in the Plastic Scorecard. Accordingly, YUM is vulnerable to reputational damage and new governmental regulation without robust and immediate action to evaluate reusable packaging use.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org.

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19 https://www.asyousow.org/press-releases/2022/2/10/coca-cola-increase-sales-refillable-bottles

20 https://www.asyousow.org/press-releases/2022/12/6/pepsi-pledges-double-zero-waste-packaging-by-2030

2023 Proxy Memo Yum! Brands, Inc.| Report on Opportunities to Shift Towards Reusable Packaging

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